

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via Email
Majken Hummel-Gumaelis
Chief Executive Officer
Business Marketing Services, Inc.
350 Madison Avenue, 8th Floor
New York, NY 10017

  Re: **Business Marketing Services, Inc.**
      Form 10-K for the year ended December 31, 2012
      Filed April 15, 2013
      File No. 333-152017

Dear Ms. Hummel-Gumaelis:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ David R. Humphrey

      David R. Humphrey
      Accounting Branch Chief